UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934 (Amendment No. 1)
Crucell N.V.
(Name of Subject Company)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. A. van Herk Holding B.V. Adrianus van Herk
(Name of Persons Filing Statement)

Ordinary Shares, par value €0.24 per share, and American Depository Shares, each of which represents one Ordinary Share
(Title of Class of Securities)
N23473106 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. Lichtenauerlaan 30 3062 ME Rotterdam The Netherlands Telephone: +31-10-241-1555 Attn: Erik Esveld
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: +1-212-837-6000 Attn: Jan J.H. Joosten
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) relates to the Schedule 14D-9 (the “Schedule 14D-9”) filed on behalf of the Filers, with the Securities and Exchange Commission on January 26, 2011 relating to the Ordinary Shares, par value €0.24 per share (“Ordinary Shares”), and American Depository Shares, each of which represents one Ordinary Share, of the Issuer.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 is hereby amended by (i) deleting the first sentence of the first paragraph thereof and (ii) deleting the last paragraph thereof in substituting the following in lieu of such paragraph:

On February 9, 2011, OGBBA issued the Press Release filed as Exhibit 4 hereto and incorporated by reference herein.

The information contained in Amendment No. 1 to the Filers’ Statement on Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2011, is incorporated herein by reference.

Item 9. Exhibits

  Item 9 is hereby amended by adding the following:

Exhibit 4	Press Release of OGBBA dated February 9, 2011.

Exhibit 5	The Filers’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 9, 2011 (previously filed and incorporated by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2011

ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person